EXHIBIT 99.1

Financement-Québec

DESCRIPTION

This description of Financement-Québec is dated as of June 6 2011 and appears as Exhibit 99.1 to Financement-Québec’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2011.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date.  This document (otherwise than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Financement-Québec.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions. Annual average noon spot exchange rates for the foreign currencies in which debt of Financement-Québec is denominated, expressed in Canadian dollars, are shown below.

	2007	2008	2009	2010	2011(1)

United States Dollar	$1.0748	$1.0660	$1.1420	$1.0299	$0.9767

(1) Monthly average through the end of May 2011

Source: Bank of Canada.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.  The fiscal year of Financement-Québec and Québec ends March 31.  “Fiscal 2011” and “2010-2011” refer to the fiscal year ending March 31, 2011 and, unless otherwise indicated, “2010” means the calendar year ended December 31, 2010.  Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

FINANCEMENT-QUÉBEC

General

Created in 1999 pursuant to An Act respecting Financement-Québec (R.S.Q., c. F-2.01) (the “Act”), Financement-Québec is a corporation whose share capital is wholly owned by the Government of Québec (the “Government” or “Québec”). Its objective is to provide financial services to public organizations, in particular by granting loans to them and providing advice to facilitate their access to credit and minimize their cost of financing. Financement-Québec currently makes loans to educational and health and social services entities and municipalities, its enabling legislation also permits loans to other organizations designated by the Government.

Financement-Québec was created to assume some of the functions previously performed by the Financing Fund. The Financing Fund was established in 1991 to provide financing to certain public bodies that had formerly borrowed funds in their own names.  These entities included educational and health and social services organizations as well as other public bodies such as municipalities.

Following an accounting reform announced in 1998, the functions of the Financing Fund were limited to government organizations and enterprises whose results are consolidated in Québec’s financial statements. The loans to organizations not consolidated in Québec’s financial statements were then transferred to Financement-Québec.

In 2007, the Government undertook a major reform of its accounting policies in order to fully comply with Canadian generally accepted accounting principles (GAAP) applicable to the public sector.  In this regard, as of April 1, 2006, the financial results of public health and social services institutions, school boards and CEGEPs (Collèges d’enseignement général et professionnel), as well as the Université du Québec and its branches, are consolidated in Québec’s financial statements. As a result of the reform, most of Financement-Québec’s clients now have their financial results consolidated in Québec’s financial statements.

The address and phone number of Financement-Québec are 12, rue Saint-Louis, Québec, Québec, Canada, G1R 5L3 and (418) 691-2203, respectively.

Relationship with Québec

Financement-Québec is a mandatary of Québec, the civil law equivalent of an agent, and is under the responsibility of the Minister of Finance (the “Minister”). Despite its status as a mandatary of Québec, Financement-Québec binds none but itself when it acts in its own name.  The property of Financement-Québec forms part of the domain of Québec but execution of Financement-Québec’s obligations may be levied against its property.

Borrowings by Financement-Québec must be approved by the Government and it issues debt securities that are guaranteed by Québec.

Pursuant to the Act, Financement-Québec is administered by a board of nine directors consisting of: four directors from the Ministère des Finances (Ministry of Finance); one director representing each of the Ministère de l’Éducation, du Loisir et du Sport (Ministry of Education, Recreation and Sports), the Ministère de la Santé et des Services Sociaux (Ministry of Health and Social Services) and the Ministère des Affaires municipales, des Régions et de l’Occupation du territoire (Ministry of Municipal Affairs, Regions and Land Occupancy); and two other directors. Currently, two seats are vacant.

Financement-Québec operates with the support and management expertise of the Ministère des Finances. Financement-Québec must periodically prepare an operating plan that must be approved by the Minister.  The Minister may issue directives concerning the policy and general objectives to be pursued by Financement-Québec. These directives must be approved by the Government and, once approved, are binding on Financement-Québec.

Financement-Québec’s books and accounts are audited by the Auditor General and the audit report, together with the annual report of operations and complete financial statements, are submitted to the Minister.

Operations of Financement-Québec

To date, Financement-Québec’s activities primarily consist of granting loans. Loans made to public entities are principally to fund capital expenditures. Such capital expenditures must have been approved by the Government. In addition to granting loans and providing financial advice to public entities in Québec, Financement-Québec may also develop and implement financing programs for these entities, manage their financial risks, in particular cash and currency risks, and provide them with technical services. These technical services may include financial analysis as well as management and investment of their funds.

Starting in Fiscal 2010, Financement-Québec began undertaking a portion of the short term financing to health and social services entities that was previously funded by the Corporation d’hébergement du Québec; an initial portion amounting to $1,135 million in short-term financing was transferred to Financement-Québec on November 1, 2009 and an additional portion amounting to $1,365 million was added to Financement-Québec’s activities in Fiscal 2011. Although most of these loans are to fund capital expenditures, a portion of the loans expected to be transferred in Fiscal 2011 is to fund operational needs of some health and social services entities.

In January 2009, the Canada’s Economic Action Plan included a new Municipal Infrastructure Lending Program for Housing-Related Infrastructure (the “Program”). In Québec, Financement-Québec will act as a pass-through for the Program. As at March 4, 2010, representatives of Québec and Canada reached an agreement which would allow Financement-Québec to borrow from Canadian Mortgage and Housing Corporation (CMHC), and lend on the same terms to Québec’s municipalities. The terms of the agreement were approved by the Government. The Program ended as at March 31, 2011. On that date, the loans to municipalities amounted to $1,208 million.

Financement-Québec reduces its financial risk associated with loans either i) by obtaining a security interest on the subsidies that these public entities receive from the Government to cover the debt service of such loans, or ii) by obtaining an engagement from the Minister responsable to provide support to entities in order to prevent any default or to compensate Financement-Québec for any default under such loans. Furthermore, loans are made to the public entities with terms matched to the underlying liabilities of Financement-Québec. Sources of revenue to repay these loans come from transfers received by the public entity from Québec and, in the case of municipalities, from their own revenue sources.

Financement-Québec uses interest rate swap contracts to manage interest rate risks on its financial intermediation activities. Interest rate swap contracts give rise to the periodic exchange of interest payments without an exchange of the reference face amount on which the payments are based and are recorded as an adjustment to the interest expense on the covered borrowing instrument. As of March 31, 2011, on a preliminary basis, the nominal value of outstanding interest rate swap contracts in Canadian currency was $17,257 million (March 31, 2010: $14,882 million).

Financement-Québec also uses currency swap contracts to manage its risk exposure under certain borrowing instruments denominated in foreign currencies. Financement-Québec uses currency swap contracts to cover its firm commitments to pay the principal of and interest on the debt denominated in foreign currencies, failing which it would be exposed to a foreign exchange risk. Exchange gains and losses on the principal covered by swap contracts are offset by corresponding exchange losses and gains on the debt denominated in foreign currencies. As of March 31, 2011, on a preliminary basis, the nominal value of outstanding currency rate swap contracts in Canadian currency was $782 million (March 31, 2010: $782 million).

Financement-Québec has outstanding loans to educational institutions, including school boards, colleges and universities, to health and social services entities, including hospitals, local community service centers and institutions for seniors and to municipalities. As of March 31, 2011, on a preliminary basis, the total amount of outstanding loans was $21,859 million, excluding short term investments amounting to $126 million (March 31, 2010: $16,850 million; and no short term investment). The proportion of total loans outstanding for each category of borrowers at that date was: school boards, 29%; colleges, 8%; universities and others, 15%; health and social services, 42% and municipalities, 6%. The operating plan for fiscal year 2011-2012, as presented by Financement-Québec to the Minister, forecasts loans of $1,491 million to be granted to school boards, $395 million to colleges, $949 million to universities, $1,422 million to hospitals and other health and social services entities and $204 million yet to be allocated to the clients served by Financement-Québec.

Sources of Funds

Financement-Québec debt consists of funded and unfunded debt. Unfunded debt is indebtedness with a maturity of one year or less. As of March 31, 2011, on a preliminary basis, funded debt for borrowings of Financement-Québec on financial markets in its own name, with the guarantee of Québec, amounted to $17,766 million. Financement-Québec’s unfunded debt totals $2,454 million as of March 31, 2011. Furthermore, pursuant to the Act, the Government may authorize the Minister to advance out of the Consolidated Revenue Fund to Financement-Québec any sums considered necessary to perform its obligations or pursue its mission. See Table 1 relating to the funded and unfunded debt for fiscal years 2008, 2009 and 2010 as well as the preliminary results for Fiscal 2011 and the Fiscal 2012 forecast.

Table 1

Funded and unfunded debt

	2007-2008	2008-2009	2009-2010	Preliminary Results 2010-2011	Forecast 2011-2012
	(dollar amounts in millions)
Funded
Advances from Québec	614.5	602.0	209.6	204.4	143.5
Borrowings on the market	12,561.9	13,200.1	15,022.3	17,767.3	19,845.9
Borrowings from CMHC	—	—	—	1,208.1	1,146.3
Other borrowings	—	—	—	150.6	127.8
	$13,176.4	$13,802.1	$15,231.9	$19,330.4	$21,263.5
Unfunded	1,171.0	754.0	1,460.0	2,454.0	2,240.0
TOTAL	$14,347.4	$14,556.1	$16,691.9	$21,784.4	$23,503.5

Management

Financement-Québec has an agreement with the Minister under which employees of the Ministère des Finances contribute to the operations of Financement-Québec.

The Minister appoints the Board of Directors and also designates the Chief Executive Officer of Financement-Québec. The current composition of the Board of Directors of Financement-Québec is set forth below.

Table 2

Current composition of the Board of Directors

Name	Position with Financement-Québec	Position outside Financement-Québec

Bernard Turgeon	Chairman of the Board, President and Chief Executive Officer	Associate Deputy Minister Federal-Provincial Policy Financing, Debt Management and Financial Operations Ministère des Finances 12, rue Saint-Louis, 2[e] étage Québec, Québec, Canada, G1R 5L3

Nathalie Parenteau	Vice Chairman of the Board, Executive Vice President and Secretary Vice-President, Finance	Senior Director—Financing of Public Organizations and Financial Documentation Ministère des Finances 12, rue Saint-Louis, 2[e] étage Québec, Québec, Canada, G1R 5L3

Alain Bélanger	Director	Director General—Financing and Debt Management Ministère des Finances 12, rue Saint-Louis, 2[e] étage Québec, Québec, Canada, G1R 5L3

Claude Ouellet	Director	Assistant Director General for the Budget Ministère de la Santé et des Services sociaux 1005, chemin Sainte-Foy, 2[e] étage Québec, Québec, Canada, G1S 4N4

Jean Monfet	Director	Director General—Municipal Finances Ministère des Affaires municipales, des Régions et de l’Occupation du territoire 10, rue Pierre-Olivier-Chauveau, 1er étage Québec, Québec, Canada, G1R 4J3

Jean Pronovost	Director	Corporate Director 3451, Place du Trianon Québec, Québec, Canada, G1X 2G1

Name	Position with Financement-Québec	Position outside Financement-Québec

Brigitte Guay	Director	Assistant Deputy Minister Mission Support and Student Financial Assistance Services Ministère de l’Éducation, du Loisir et du Sport 1035, de la Chevrotière, 20[e] étage Québec (Québec) G1R 5A5

FINANCIAL STATEMENTS

The data presented in the following tables were prepared by Financement-Québec from complete financial statements of Financement-Québec for fiscal years 2008, 2009 and 2010, which were audited by the Auditor General, preliminary results for Fiscal 2011 and the Fiscal 2012 forecast, which are included in the Québec Budget of March 17, 2011. The financial statements are prepared by Financement-Québec’s management in accordance with generally accepted accounting principles in Canada. The audit was conducted by the Auditor General in accordance with Canadian generally accepted auditing standards (GAAS).

Income Statement

Table 3

Income Statement

	Results 2007-2008	Results 2008-2009	Results 2009-2010	Preliminary Results 2010-2011	Forecast 2011-2012
	(dollar amounts in thousands)
Net Interest Income
Interest on loans	$650,425	$672,670	$647,591	$738,452	$822,440
Interest on advances from Québec and on borrowings	(648,459)	(660,455)	(613,600)	(702,486)	(798,233)
Sub Total(1)	1,966	12,215	33,991	35,966	24,207
Net Income From Management And Issuance Fees(2)	9,177	9,419	12,625	14,462	8,853
Total Income	11,143	21,634	46,616	50,428	33,060

Administration And Operating Expenses
Service agreement with the Ministère des Finances	(756)	(372)	(231)	67	11
Wages, salaries and allowances	(394)	(571)	(669)	(711)	(892)
Professional, administrative and other services	(77)	(77)	(249)	(347)	(228)
Total Expenditures	(1,227)	(1,020)	(1,149)	(991)	(1,109)
Net Earnings	$9,916	$20,614	$45,467	$49,437	$31,951

Statement of Retained Earnings
Beginning Balance	$74,329	$84,245	$104,859	$150,326	$199,763
Net income	9,916	20,614	45,467	49,437	31,951
Ending Balance	$84,245	$104,859	$150,326	$199,763	$231,714

(1)  In Fiscal 2009, net interest income increased to $12.2 million from $2.0 million in Fiscal 2008, due mainly to the decrease of short-term rates on borrowings at floating rates, and also reflecting growth in lending activities. In Fiscal 2010, net interest income increased to $33.9 million from $12.2 million in Fiscal 2009 due mainly to another significant decrease of short-term rates on borrowings at floating rates, and also reflecting growth in lending activities. Based on the preliminary results for Fiscal 2011, net interest income increased to $35.9 million from $33.9 million in Fiscal 2010, due mainly to an increase in short term lending activities and a wider gap between short-term lending and borrowing rates. Based on Fiscal 2012 forecast, Financement-Québec expects a decrease of net interest income to $24.2 million, due mainly to expected increase in short-term interest rates.

(2)  Financement-Québec charges, generally at the time of issuance of a loan, management and issuance fees for its services. Net income from management and issuance fees represents management and issuance fees received from clients, minus issuance fees paid on borrowings. In Fiscal 2009, net income from management and issuance fees increased to $9.4 million from $9.2 million in Fiscal 2008, mainly due to growth in lending activities and lower rates of commissions paid for long-term borrowings versus fee rates received from clients. In Fiscal 2010, net income from management and issuance fees increased to $12.6 million from $9.4 million in Fiscal 2009, mainly due to lower rates of commissions paid for long-term borrowings versus fee rates received from clients and growth in lending activities. Based on the preliminary results for Fiscal 2011, net income from management and issuance fees increased to $14.4 million from $12.6 million in Fiscal 2010, due mainly to a material increase in own sourced funds available for loan issuance, generating net revenues from issuance fees. Based on Fiscal 2012 forecast, Financement-Québec expects a decrease of net income from management and issuance fees to $8.8 million, mainly due to the application of standard rates of commissions paid on long-term borrowings.

Balance Sheet

Table 4

Balance Sheet

	Results 2007-2008	Results 2008-2009	Results 2009-2010	Preliminary Results 2010-2011	Forecast 2011-2012
	(dollar amounts in thousands)
Assets
Loans	$14,429,513	$14,658,171	$16,850,464	$21,984,795	$23,727,917
Other assets	186,532	182,783	178,062	232,300	222,035
Total Assets	$14,616,045	$14,840,954	$17,028,526	$22,217,095	$23,949,952

Liabilities and Equity
Advances from Québec (1)	$614,460	$602,005	$209,573	$204,404	$143,473
Borrowings (2)(3)	13,732,906	13,954,105	16,482,266	20,371,872	22,213,716
Borrowings from CMHC	—	—	—	1,208 110	1,146 336
Other liabilities (4)	174,434	169,985	176,361	222,946	204,713
Equity	94,245	114,859	160,326	209,763	241,714

Total Liabilities and Equity	$14,616,045	$14,840,954	$17,028,526	$22,217,095	$23,949,952

(1)  Includes $2,667 million of bond premiums and discounts as of March 31, 2011, $4,562 million as of March 31, 2010, $6,370 million as of March 31, 2009 and $9,977 million as of March 31, 2008.

(2)  Including short-term debt of $2,454 million as of March 31, 2011, $1,460 million as of March 31, 2010, $754 million as of March 31, 2009 and $1,171 million as of March 31, 2008

(3)  Includes $0,882 million of bond and swap premiums and discounts as of March 31, 2011, $12,634 million as of March 31, 2010, ($15,083) million as of March 31, 2009 and $7,356 million as of March 31, 2008.

(4)  Represents accrued interest payable on borrowings and advances, accounts payable and deferred revenue.

Table 5

Maturities of Financement-Québec Loans and Debt (Borrowings and Advances from Québec)

	As of March 31, 2011
	(dollar amounts in millions)
	Loans	Debt (1)(2)

2012	$4,195	$4,413
2013	1,673	1,802
2014	2,813	3,656
2015	4,196	3,516
2016	2,146	1,809
2012 – 2016	$15,023	$15,196
2017 – 2021	$4,108	$3,917
2022 – 2026	731	586
2027 – 2031	599	559
2032 – 2036	1,526	1,522
	$21,987	$21,780
Plus: Deferred premium and discounts on borrowings and advances	(2)	4
	$21,985	$21,784

(1)  Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2011, after taking into account currency swap agreements.

(2)  Presented at their nominal value.

Table 6

Share of Financement-Québec Loans and Debt (Borrowings and Advances from Québec)

	As of March 31, 2011
	(dollar amounts in millions)
	Loans			Debt (1)
	$		%	$		%

Fixed rates	16,605		75.5	15,734		72.2
Floating rates(2)	5,380	(3)	24.5	6,050		27.8
	21,985		100.0	21,784	(4)	100.0

(1)  Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2011, after taking into account currency swap agreements.

(2)  All loans and debt of less than one year maturity as at March 31, 2011 are reported as floating rates.

(3)  Including current investments.

(4)  Presented at their nominal value.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to the annual report of Financement-Québec on Form 18-K for the fiscal year ended March 31, 2011 filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Financement-Québec is available in the annual report or in other exhibits or amendments to the annual report.  You may read and copy any document Financement-Québec files with the Commission at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the Commission’s toll free number at 1-800-SEC-0330 if you need further information about the operation of the Commission’s public reference room.  In addition, you may request a copy of these filings at no cost from Financement-Québec, Ministère des Finances du Québec, Direction du financement des organismes publics et de la documentation financière, 12, rue Saint-Louis, Québec, Québec, Canada, G1R 5L3. This document is also available on the Ministère des Finances Internet web site at http://www.finances.gouv.qc.ca. This web site address is an inactive textual reference only and any information available on this web site shall not be deemed to form a part of this document or the annual report in which it appears as an exhibit.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results. The words “forecast”, “preliminary estimate”, “preliminary results” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SUPPLEMENTARY INFORMATION

The following table indicates present or future characteristics of the funded debt as of March 31, 2011.

Table 7

Borrowings on the market - Funded Debt as of March 31, 2011

A) Payable in Canadian Dollars

		Interest Payment		Canadian Dollars
Maturity Date	Issue Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	CUSIP Number

2011-10-25	2006-02-10	04-25, 07-25, 10-25 & 01-25	Floating	400,000,000	400,000,000	31739ZAE57

2011-12-01	2004-06-15	06-01 & 12-01	5.25	1,500,000,000	1,504,149,499	317385AH55

2012-04-25	2006-06-09	01-25, 04-25, 07-25 & 10-25	Floating	820,000,000	819,989,225	31739ZAF23

2012-11-01	2004-09-02	11-01	5.00	200,000,000	199,836,338	XS0200124120

2013-09-16	2007-02-16	03-16, 06-16, 09-16 & 12-16	Floating	1,556,000,000	1,557,939,259	31739ZAH88

2013-09-23	2008-10-06	03-23 & 09-23	4.09	600,000,000	600,003,002	31739ZAL90

2014-03-01	2006-01-23	03-01 & 09-01	4.25	1,500,000,000	1,494,823,458	31739ZAC91

2014-06-01	2009-02-17	06-01 & 12-01	3.25	1,500,000,000	1,505,325,267	31739ZAM73

2014-06-09	2007-02-09	03-09, 06-09, 09-09 & 12-09	Floating	200,000,000	200,000,000	XS0286907547

2014-12-01	2007-12-03	03-01,06-01, 09-01 & 12-01	Floating	1,542,000,000	1,510,744,788	31739ZAJ45

2015-03-10	2005-03-10	06-10, 09-10, 12-10 & 03-10	Floating	200,000,000	200,000,000	XS0214474636

2015-10-14	2005-10-14	01-14, 04-14, 07-14 & 10-14	Floating	200,000,000	200,000,000	XS0232639715

2015-12-01	2000-09-01	06-01 & 12-01	6.25	309,400,000	308,474,442	317385AD4

2015-12-01	2008-05-26	06-01 & 12-01	4.25	1,300,000,000	1,319,969,701	31739ZAK18

2016-06-02	2010-03-02	03-02 & 06-02 & 09-02 & 12-02	Floating	1,534,000,000	1,526,543,528	31739ZAP05

2016-12-01	2010-02-23	06-01 & 12-01	3.50	1,500,000,000	1,503,143,271	31739ZAN56

2017-12-01	2011-01-21	06-01 & 12-01	3,50	600,000,000	596,674,166	31739ZAQ87

2034-06-01	2006-07-26	06-01 & 12-01	5.25	1,522,350,000	1,510,392,296	31739ZAG06

				$16,983,750,000	$17,008,009,738

Adjustments relating to swap agreements				$782,000,000	$782,000,000

Total — Payable in Canadian Dollars				$17,765,750,000	$17,790,009,738

(1)  If more than one issue date, the date of the first issue is indicated.

B) Payable in Foreign Currency

Payable in US Dollars

Maturity		Interest Payment	Coupon	Foreign Currency Units				Equivalent in	CUSIP Number
Date	Issue Date(1)	Date(s)	(%)	Nominal Value		Book Value		Canadian Dollars	or ISIN Code

2012-10-25	2002-10-25	04-25 & 10-25	5.00	US$	500,000,000	US$	499,396,616	$782,000,000	US317385AF97

Adjustments relating to swap agreements				(500,000,000)		(499,396,616)		(782,000,000)

Total — Payable in US dollars				US$	0	US$	0	$0

Total — Funded Debt								$17,790,009,738

(1)  If more than one issue date, the date of the first issue is indicated.

Table 8

Borrowings from CHMC - Funded Debt as of March 31, 2011

Maturity Date	Issue Date	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value
2020-07-01	2010-07-01	07-01	3.46	132,883,809	132,883,809
2020-10-01	2010-10-01	10-01	2.87	1,237,230	1,237,230
2020-11-01	2010-11-01	11-01	2.77	7,771,505	7,771,505
2021-03-01	2011-03-01	03-01	3.54	8,468,601	8,468,601
2021-03-29	2011-03-29	03-29	3.23	122,531,060	122,531,060
2025-07-01	2010-07-01	07-01	3.83	3,465,730	3,465,730
2025-08-01	2010-08-01	08-01	3.59	980,300	980,300
2025-10-01	2010-10-01	10-01	3.35	1,063,800	1,063,800
2025-11-01	2010-11-01	11-01	3.28	218,431,000	218,431,000
2025-12-01	2010-12-01	12-01	3.59	36,000,000	36,000,000
2026-03-01	2011-03-01	03-01	3.92	110,500,163	110,500,163
2026-03-29	2011-03-29	03-29	3.65	5,981,834	5,981,834
2030-07-01	2010-07-01	07-01	4.04	279,650,462	279,650,462
2030-11-01	2010-11-01	11-01	3.50	21,360,569	21,360,569
2031-02-01	2011-02-01	02-01	3.95	42,858,800	42,858,800
2031-03-01	2011-03-01	03-01	4.12	21,464,580	21,464,580
2031-03-29	2011-03-29	03-29	3.89	193,460,374	193,460,374
Total — Payable in Canadian Dollars				$1 208 109,817	$1 208 109,817

Table 9

Other borrowings - Funded Debt as of March 31, 2011

Maturity Date	Issue Date	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value

2015-02-06	2011-03-31	02-06 & 08-06	10,03	74,023,579	74,023,579
2018-01-16	2011-03-31	01-16 & 07-16	9,375	1,596,000	1,589,487
2021-01-16	2011-03-31	01-16 & 07-16	9,375	8,961,320	8,817,917
2023-01-16	2011-03-31	01-16 & 07-16	6,786	66,183,880	66,183,880
Total — Payable in Canadian Dollars				$150,764,779	$150,614,863

In case of disparity between the terms and conditions of each issue and this table, the terms and conditions of each issue will prevail.